Dreyfus
A Bonds Plus, Inc.

SEMIANNUAL REPORT September 30, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus A Bonds Plus, Inc., covering the six-month period from April 1, 2006, through September 30, 2006.

After more than two years of steady and gradual increases, the Federal Reserve Board (the "Fed") has left short-term interest rates unchanged since its June 30 meeting. From that point on, the Fed has indicated that the U.S. economy has moved to a slower-growth phase of its cycle, as evidenced by softening housing markets in many regions of the United States. In addition, energy prices have generally moderated from record highs reached during the summer months, calming fears that the economy may fall into a full-blown recession.

Many sectors of the U.S. fixed-income market rallied over the last few months, sustained by subtle inflation readings, a slowing housing market and relatively benign employment numbers. Furthermore, concerns about an inverted Treasury yield curve have dissipated significantly since the reporting period began, as many investors attributed this effect to supply-and-demand factors and low inflation concerns. While the Fed is expected to remain vigilant in its attempts to forestall the acceleration of inflation, many fixed-income investors appear to be optimistic regarding inflation risk, and are perhaps more mindful of the risks and effects of a slowing U.S. economy. One thing is certain – the Fed and investors will be monitoring upcoming economic data closely with hopes of better understanding the state of the economy. With this in mind, we encourage you to talk with your financial advisor about these and other developments to help manage your portfolio and your current and future financial needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

Catherine Powers, Portfolio Manager

How did Dreyfus A Bonds Plus perform relative to its benchmark?

For the six-month period ended September 30, 2006, the fund achieved a total return of 3.41% and produced aggregate income dividends of $0.31 per share.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 3.73% for the same period.[2]

Bond yields peaked early in the reporting period, and the U.S. bond market rallied during the summer months as investors anticipated an end to the Federal Reserve Board's (the "Fed") tightening campaign in a slower-growth economic environment. The fund's return was modestly lower than that of its benchmark, which we attribute to fund fees and expenses that are not reflected in the Index's results.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. The fund invests at least 80% of its assets in bonds that, when purchased, are rated single-A or better, or if unrated, deemed to be of comparable quality by Dreyfus.

When selecting securities for the fund, we first examine U.S. and global economic conditions and other market factors in an effort to determine what we believe is the likely direction of long- and short-term interest rates. Using a research-driven investment process, we then attempt to identify potentially profitable sectors before they are widely perceived by the market. Finally, we look for underpriced or mispriced securities within those sectors that, in our opinion, appear likely to perform well over time.

What other factors affected the fund's performance?

As it had since June 2004, the Fed continued to raise short-term interest rates when the reporting period began. The Fed's actions were designed to forestall an acceleration of inflation as the U.S. economy continued to grow at a fairly robust pace, despite headwinds from volatile energy prices and rising borrowing costs. In fact, in early May, hawkish comments by Fed Chairman Bernanke and other Fed governors were interpreted as a signal that interest rates might move higher than previously expected, and bond prices fell amid heightened market volatility.

Investor sentiment appeared to improve over the summer, even after the Fed raised short-term interest rates to 5.25% at its June meeting. Softening housing markets and more moderate employment gains suggested that the U.S. economy was moving to a slower-growth phase of its cycle. This perception was later confirmed when it was announced that GDP growth had moderated to a 2.6% annualized rate for the second quarter of the year. In August and September, the Fed refrained from raising interest rates further, citing slower economic growth. The bond market rallied as investors reacted to the Fed's first pause in more than two years.

The fund benefited during the market rally from its longer average duration. In addition, most fixed-income sectors modestly outperformed comparable U.S. Treasury securities for the reporting period overall. Given their incremental yield advantage, lower-quality high yield and emerging market bonds posted stronger excess returns versus Treasuries.

Our security selection strategy among investment-grade corporate bonds proved to be particularly successful. During a period of high event risk characterized by leveraged buyouts and mega-mergers, we avoided issuers engaged in activities we considered unfriendly to bondholders. We focused instead on regulated issuers, such as banks, brokers and utilities, as companies in these sectors are less likely to be candidates for a leveraged buyout transaction. We also established an overweighted position in Real Estate Investment Trusts (REITs), as the bonds in this sector typically provide bondholders covenant protections not found in other corporate bond issues. In addition, the fund profited from non-dollar positions in Europe and Japan, which capitalized on rising interest rates abroad, and Brazil and Mexico, where falling interest rates and improving credit conditions boosted bond prices.

At times during the reporting period, we made tactical allocations to Treasury Inflation Protected Securities (TIPS). Although TIPS benefited early in the reporting period from high inflation accruals, these gains were later erased when energy prices fell sharply over the summer, detracting from the fund's overall performance. Any adverse result of the fund's underweighted position in mortgage-backed securities was offset by its holdings of commercial mortgages and asset-backed securities.

What is the fund's current strategy?

In our view, the Fed is on hold as it waits to see the effects of its previous moves on inflation and the economy. Recent evidence of slower economic growth suggests to us that current inflationary pressures should ease, allowing the Fed to forego additional rate hikes for the foreseeable future. Accordingly, we recently lengthened the fund's average duration toward a position that is slightly longer than the Index. In addition, we have maintained our defensive posture in corporate bonds due to high levels of event risk, and we have sought added yield in high-quality sectors, including asset-backed and commercial mortgage-backed securities. We also have re-established positions in TIPS, which may have become oversold if, as we suspect, current inflation expectations prove to be too low.

October 16, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until June 30, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus A Bonds Plus, Inc. from April 1, 2006 to September 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 4.59
Ending value (after expenses)	$1,034.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 4.56
Ending value (after expenses)	$1,020.56

† *Expenses are equal to the fund's annualized expense ratio of .90%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2006 (Unaudited)

Bonds and Notes—129.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense—.4%				
L-3 Communications, Sr. Sub. Notes, Ser. B	6.38	10/15/15	190,000	185,725
L-3 Communications, Gtd. Notes	7.63	6/15/12	730,000	755,550
Raytheon, Sr. Notes	5.50	11/15/12	375,000	378,737
				1,320,012
Agricultural—.6%				
Altria Group, Debs.	7.75	1/15/27	1,475,000	**1,790,908**
Airlines—.0%				
US Air, Enhanced Equipment Notes, Ser. CL C	8.93	10/15/09	904,468 [a,b]	**90**
Asset-Backed Ctfs./ Automobile Receivables—3.6%				
AmeriCredit Automobile Receivables Trust, Ser. 2005-DA, Cl. A2	4.75	11/6/08	640,969	640,686
Capital One Auto Finance Trust, Ser. 2005-C, Cl. A2	4.48	10/15/08	422,186	422,013
Capital One Prime Auto Receivables Trust, Ser. 2006-1, Cl. A1	4.87	3/15/07	112,946	113,001
Chase Manhattan Auto Owner Trust, Ser. 2005-B, Cl. A2	4.77	3/15/08	1,825,501	1,824,563
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,128,711
Nissan Auto Receivables Owner Trust, Ser. 2006-B, Cl. A1	5.08	5/15/07	307,405	307,685
WFS Financial Owner Trust, Ser. 2003-3, Cl. A4	3.25	5/20/11	6,472,187	6,392,531
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	569,078
				11,398,268
Asset-Backed Ctfs./Credit Cards—.5%				
Capital One Multi-Asset Execution Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	1,475,000	**1,466,432**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans—13.9%**				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.39	4/25/36	882,625 c	883,288
Accredited Mortgage Loan Trust, Ser. 2005-3, Cl. A2A	5.43	9/25/35	404,494 c	404,791
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000 c	914,476
Bear Stearns Asset Backed Securities, Ser. 2005-HE3, Cl. 1A1	5.41	3/25/35	21,740 c	21,754
Bear Stearns Asset Backed Securities, Ser. 2005-HE4, Cl. 1A1	5.43	4/25/35	187,265 c	187,400
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	5.37	5/25/36	724,448 c	724,953
Centex Home Equity, Ser. 2006-A, Cl. AV1	5.38	6/25/36	559,746 c	560,097
Centex Home Equity, Ser. 2005-D, Cl. AV1	5.44	10/25/35	365,914 c	366,183
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 c	1,599,952
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	1,425,000 c	1,424,986
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	3,021,720 c	3,026,557
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.44	12/25/25	1,531,897 c	1,532,857
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	6.20	5/25/34	290,000 c	291,744
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	973,338 c	968,683
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	5.43	8/25/35	321,173 c	321,363

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	1,008,817 c	1,004,940
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	1,426,429 c	1,420,155
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	325,604 c	324,686
First Franklin Mortgage Loan Asset Backed Certificates, Ser. 2005-FFH3, Cl. 2A1	5.46	9/25/35	278,515 c	278,712
First NLC Trust, Ser. 2005-3, Cl. AV2	5.56	12/25/35	900,000 c	900,910
GSAA Trust, Ser. 2006-7, Cl. AV1	5.41	3/25/46	1,202,996 c	1,203,757
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	737,429 c	737,932
Home Equity Asset Trust, Ser. 2005-5, Cl. 2A1	5.44	11/25/35	751,925 c	752,484
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	5.44	2/25/36	535,432 c	535,899
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	675,312 c	675,846
Home Equity Mortgage Trust, Ser. 2006-4, Cl. A1	5.67	11/25/36	1,238,842 c	1,241,710
JP Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.37	5/25/36	633,522 c	633,966
JP Morgan Mortgage Acquisition, Ser. 2005-FRE1, Cl. A2F1	5.38	10/25/35	649,551 c	646,999
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.37	4/25/36	516,748 c	517,072
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	5.44	7/25/35	283,891 c	284,117
Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1	5.38	4/25/36	802,705 c	803,209
Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A	5.42	5/25/35	187,772 c	187,758

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.40	3/25/36	1,355,319 c	1,356,442
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	1,237,920 c	1,232,117
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2005-2, Cl. A2A	5.44	3/25/36	26,357 c	26,358
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	1,135,412 c	1,130,230
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	2,735,320 c	2,731,656
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. M1	6.25	8/25/36	1,115,000 c	1,127,892
Residential Asset Mortgage Products, Ser. 2005-RS3, Cl. AIA1	5.43	3/25/35	99,359 c	99,426
Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1	5.43	4/25/35	256,683 c	256,875
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1	5.43	10/25/35	852,534 c	853,208
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.37	6/25/36	720,038 c	720,545
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.39	4/25/36	837,918 c	838,559
Residential Asset Securities, Ser. 2005-EMX1, Cl. AI1	5.43	3/25/35	47,071 c	47,103
Residential Asset Securities, Ser. 2005-AHL2, Cl. A1	5.43	10/25/35	613,281 c	613,781
Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1	5.44	9/25/35	588,656 c	589,118
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	310,746	303,253
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	240,000 c	239,819

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	3,509,192 c	3,479,527
Saxon Asset Securities Trust, Ser. 2005-3, Cl. A2A	5.45	11/25/35	313,917 c	314,146
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	450,000 c	445,996
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.39	2/25/37	1,568,163 c	1,569,354
Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A	5.44	12/25/35	67,360 c	67,406
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.36	5/25/36	855,233 c	855,831
				44,277,878
Asset-Backed Ctfs./ **Manufactured Housing−.7%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	572,342	593,226
Origen Manufactured Housing, Ser. 2005-A, Cl. A1	4.06	7/15/13	582,924	579,819
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	1,074,564	1,070,998
				2,244,043
Automobile Manufacturers−.2%				
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	295,000	286,862
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	325,000	387,324
				674,186
Automotive, Trucks & Parts−.1%				
Johnson Controls, Sr. Notes	5.25	1/15/11	195,000	**193,255**
Banks−8.2%				
Barclays Bank, Notes	5.93	12/31/49	780,000 c,d,e	778,799

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	480,000	482,400
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	1,005,000 c,d,e	965,192
Colonial Bank N.A./Montgomery, AL, Sub. Notes	6.38	12/1/15	750,000	773,668
Colonial Bank N.A./Montgomery, AL, Sub. Notes	8.00	3/15/09	250,000	261,683
Glitnir Banki, Sub. Notes	6.69	6/15/16	450,000 c,d	460,630
Glitnir Banki, Bonds	7.45	9/14/49	350,000 d	359,766
HBOS Capital Funding, Bank Gtd. Notes	6.07	6/29/49	5,410,000 c,d,e	5,497,112
Landsbanki Islands, Notes	6.10	8/25/11	850,000 d	859,800
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	475,000 c	474,853
NB Capital Trust IV, Gtd. Cap. Secs	8.25	4/15/27	1,000,000	1,049,245
Northern Rock, Sub. Notes	5.60	4/29/49	975,000 c,d	948,154
Rabobank Capital Funding II, Bonds	5.26	12/29/49	2,525,000 c,d	2,474,795
Regions Financial, Sr. Notes	5.58	8/8/08	1,450,000 c	1,452,514
Resona Bank, Notes	5.85	9/30/49	835,000 c,d	817,799
Shinsei Finance Cayman, Bonds	6.42	1/29/49	795,000 c,d	790,980
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	925,000 d	906,461
Sumitomo Mitsui Banking, Notes	5.63	7/29/49	560,000 c,d	545,953
USB Capital IX, Gtd. Notes	6.19	4/15/49	1,000,000 c,e	1,012,344
Wachovia Bank N.A., Sub. Notes	5.00	8/15/15	850,000	824,207

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Washington Mutual, Sub. Notes	4.63	4/1/14	1,695,000	1,584,639
Washington Mutual, Notes	5.81	1/15/10	810,000 c	813,911
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	540,000	567,943
Zions Bancorporation, Sr. Unscd. Notes	5.63	4/15/08	620,000 c	620,402
Zions Bancorporation, Sub. Notes	6.00	9/15/15	825,000	842,243
				26,165,493
Chemicals−.9%				
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	360,000	382,950
ICI Wilmington, Gtd. Notes	5.63	12/1/13	1,125,000	1,110,368
Lubrizol, Sr. Notes	4.63	10/1/09	815,000	800,059
Lubrizol, Sr. Notes	5.50	10/1/14	450,000 e	439,637
				2,733,014
Commercial & Professional Services−.7%				
Erac USA Finance, Bonds	5.60	5/1/15	550,000 d	544,697
Erac USA Finance, Notes	5.74	4/30/09	200,000 c,d	200,441
Erac USA Finance, Notes	7.95	12/15/09	360,000 d	386,630
R.R. Donnelley & Sons, Notes	4.95	4/1/14	1,180,000	1,063,440
				2,195,208
Commercial Mortgage Pass-Through Ctfs.−5.3%				
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	1,500,000	1,480,744
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.60	4/25/36	584,547 c,d	584,730

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.69	4/25/34	463,282 c,d	463,861
Bayview Commercial Asset Trust, Ser. 2003-1, Cl. A	5.91	8/25/33	331,418 c,d	332,212
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.91	12/25/33	446,953 c,d	448,350
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	6.80	7/25/36	762,733 c,d	762,614
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.33	11/25/35	228,816 c,d	232,448
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.83	1/25/36	213,079 c,d	213,079
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	350,000	354,310
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	715,000 c	733,942
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A	6.13	2/15/17	1,750,000 d	1,825,419
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	580,000	585,075
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.52	5/15/23	725,000 c,d	725,687
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 d	444,084
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 d	586,809
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	320,000 d	319,767
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,250,279
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	6.07	4/15/45	710,000 c	736,189

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	885,000	879,407
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	300,000 c	301,294
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	997,288
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	2,731,537 d	2,641,108
				16,898,696
Diversified Financial Services−7.7%				
American Express, Sub. Debs.	6.80	9/1/66	325,000 c	343,738
Ameriprise Financial, Jr. Sub. Bonds	7.52	6/1/66	792,000 c,e	850,945
Amvescap, Gtd. Notes	5.38	2/27/13	1,000,000	987,111
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	785,000	791,599
Boeing Capital, Sr. Notes	7.38	9/27/10	890,000	960,293
CIT Group, Sr. Notes	4.75	8/15/08	825,000	818,437
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	505,000 e	477,102
Credit Suisse USA, Sr. Notes	5.50	8/16/11	1,215,000 e	1,227,190
Glencore Funding, Gtd. Notes	6.00	4/15/14	1,250,000 d	1,203,204
Goldman Sachs Group, Notes	4.50	6/15/10	920,000	899,710
HSBC Finance, Notes	5.50	1/19/16	800,000 e	801,641
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	400,000 c	400,607
Jefferies Group, Sr. Notes	5.50	3/15/16	1,200,000	1,174,087
John Deere Capital, Sr. Notes, Ser. D	4.40	7/15/09	570,000	559,582

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,460,000	1,433,965
Kaupthing Bank, Notes	7.13	5/19/16	750,000 d	789,761
Lehman Brothers Holdings, Notes	5.50	4/4/16	315,000 e	314,411
Lehman Brothers Holdings E-Capital Trust I, Notes	6.17	8/19/65	170,000 c	171,615
MBNA, Notes	6.13	3/1/13	1,345,000	1,404,727
Mizuho JGB Investment, Bonds	9.87	12/29/49	750,000 c,d	803,604
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,919,000	1,827,755
Morgan Stanley, Sr. Notes	5.55	2/9/09	820,000 c	821,491
MUFG Capital Finance I, Gtd. Bonds	6.35	7/29/49	520,000 c	523,532
Nuveen Investments, Sr. Notes	5.00	9/15/10	500,000	490,975
Residential Capital, Gtd. Notes	6.13	11/21/08	350,000	351,543
Residential Capital, Sr. Unscd. Notes	6.38	6/30/10	815,000	825,278
Residential Capital, Gtd. Notes	7.34	4/17/09	900,000 c,d	904,675
SLM, Notes, Ser. A	5.63	7/27/09	1,600,000 c	1,602,736
St. George Funding, Bonds	8.49	12/29/49	475,000 c,d	501,078
Windsor Financing, Gtd. Notes	5.88	7/15/17	201,543 d	202,138
				24,464,530
Diversified Metals & Mining−.1%				
Southern Copper, Sr. Notes	7.50	7/27/35	440,000	**462,710**
Electric Utilities−2.6%				
American Electric Power, Sr. Notes	5.25	6/1/15	625,000	608,934

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Consumers Energy, First Mortgage Bonds	5.00	2/15/12	1,160,000	1,134,661
Dominion Resources/VA, Sr. Unscd. Notes, Ser. E	7.20	9/15/14	835,000	910,625
DTE Energy, Sr. Unsub. Notes	6.35	6/1/16	415,000	428,622
FirstEnergy, Notes, Ser. A	5.50	11/15/06	450,000	449,996
FirstEnergy, Notes, Ser. B	6.45	11/15/11	530,000	553,483
FPL Energy National Wind, Scd. Notes	5.61	3/10/24	189,514 d	186,272
FPL Group Capital, Gtd. Notes	5.63	9/1/11	1,570,000	1,590,091
Mirant North America, Gtd. Notes	7.38	12/31/13	397,000 e	399,481
National Grid, Notes	6.30	8/1/16	1,000,000	1,039,378
NiSource Finance, Gtd. Notes	5.25	9/15/17	650,000	607,717
NiSource Finance, Gtd. Notes	5.97	11/23/09	385,000 c	385,250
				8,294,510
Environmental Control−.7%				
Republic Services, Sr. Notes	6.75	8/15/11	610,000	644,096
Waste Management, Gtd. Notes	6.88	5/15/09	470,000	488,597
Waste Management, Sr. Notes	7.00	7/15/28	1,000,000	1,097,946
				2,230,639
Food & Beverages−.6%				
H.J. Heinz, Notes	6.43	12/1/20	425,000 d	433,989
Safeway, Sr. Unscd. Notes	5.63	8/15/14	650,000	639,834
Stater Brothers Holdings, Sr. Notes	8.13	6/15/12	360,000	363,600
Tyson Foods, Sr. Unscd. Notes	6.60	4/1/16	520,000	536,351
				1,973,774

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Foreign/Governmental–3.6%						
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.87	6/16/08	1,185,000	c	1,168,766
Export-Import Bank of Korea, Sr. Notes		4.50	8/12/09	1,075,000		1,052,726
Federal Republic of Brazil, Bonds	BRL	12.50	1/5/16	3,310,000	e,f	1,537,482
Mexican Bonos, Bonds, Ser. M	MXN	9.00	12/22/11	10,485,000	f	992,192
Poland Government Bond, Bonds, Ser. 0608	PLN	5.75	6/24/08	9,650,000	f	3,123,387
Republic of Argentina, Bonds		5.59	8/3/12	1,205,000	c	848,923
Republic of Peru, Notes		9.13	2/21/12	680,000		783,700
Republic of South Africa, Notes		9.13	5/19/09	840,000		914,550
United Mexican States, Notes		7.50	1/14/12	780,000		858,000
						11,279,726
Health Care–1.1%						
Coventry Health Care, Sr. Notes		5.88	1/15/12	280,000		279,208
Medco Health Solutions, Sr. Notes		7.25	8/15/13	275,000		298,886
Quest Diagnostics, Gtd. Notes		5.13	11/1/10	365,000		361,684
Teva Pharmaceutical Finance, Gtd. Notes		6.15	2/1/36	565,000		545,551
UnitedHealth Group, Sr. Unscd. Notes		5.38	3/15/16	860,000		852,444
WellPoint, Unscd. Notes		5.00	1/15/11	455,000		449,369
Wyeth, Notes		6.95	3/15/11	580,000		617,335
						3,404,477
Lodging & Entertainment–.7%						
MGM Mirage, Gtd. Notes		6.00	10/1/09	375,000		372,188

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
MGM Mirage, Gtd. Notes	8.50	9/15/10	400,000 e	427,500
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	620,000	609,150
Station Casinos, Sr. Notes	6.00	4/1/12	785,000	761,450
				2,170,288
Machinery−.1%				
Terex, Gtd. Notes	7.38	1/15/14	405,000	**409,050**
Media−1.2%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	900,000	930,457
Comcast, Gtd. Notes	5.50	3/15/11	990,000	996,008
News America Holdings, Debs.	7.70	10/30/25	775,000	859,417
Time Warner, Gtd. Notes	6.75	4/15/11	900,000	942,207
				3,728,089
Oil & Gas−1.0%				
Chesapeake Energy, Gtd. Notes	7.63	7/15/13	205,000	210,381
Enterprise Products Operating, Sr. Notes, Ser. B	5.60	10/15/14	1,395,000	1,367,196
Hess, Unscd. Notes	6.65	8/15/11	810,000	850,791
Pemex Project Funding Master Trust, Gtd. Notes	5.75	12/15/15	650,000 d	635,863
				3,064,231
Packaging & Containers−.6%				
Ball, Gtd. Notes	6.88	12/15/12	205,000	207,563
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	575,000	585,063
Crown Americas/Capital, Sr. Notes	7.75	11/15/15	325,000	330,688
Sealed Air, Notes	5.63	7/15/13	830,000 d	817,821
				1,941,135

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Paper & Forest Products–.9%				
Georgia-Pacific, Sr. Notes	8.00	1/15/24	780,000	772,200
Sappi Papier Holding, Gtd. Notes	6.75	6/15/12	265,000 d	254,605
Temple-Inland, Bonds	6.63	1/15/18	700,000	733,464
Westvaco, Unscd. Debs.	7.95	2/15/31	465,000	513,614
Weyerhaeuser, Unscd. Debs.	7.13	7/15/23	435,000	438,220
				2,712,103
Property & Casualty Insurance–3.4%				
Ace Capital Trust II, Gtd. Bonds	9.70	4/1/30	400,000	535,065
Aegon Funding, Gtd. Notes	5.75	12/15/20	950,000	965,476
American International Group, Sr. Notes	5.05	10/1/15	470,000	458,863
AON Capital Trust A, Gtd. Cap. Secs.	8.21	1/1/27	525,000	603,396
Assurant, Sr. Notes	6.75	2/15/34	725,000	767,716
Chubb, Sr. Notes	5.47	8/16/08	1,600,000	1,604,482
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	730,000	733,986
ING Groep, Bonds	5.78	12/29/49	700,000 c	691,960
Lincoln National, Bonds	7.00	5/17/66	830,000 c,e	870,871
MetLife, Sr. Notes	5.50	6/15/14	2,195,000 e	2,211,697
Nippon Life Insurance, Notes	4.88	8/9/10	850,000 d	833,932
Phoenix Cos., Sr. Unscd. Notes	6.68	2/16/08	355,000	357,264
				10,634,708
Real Estate Investment Trusts–4.9%				
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	900,000	882,554

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Arden Realty, Notes	5.25	3/1/15	675,000	674,242
Boston Properties, Sr. Notes	5.00	6/1/15	810,000	774,165
Brandywine Operating Partnership, Gtd. Notes	5.96	4/1/09	600,000 c	601,096
Duke Realty, Notes	3.50	11/1/07	890,000	871,921
Duke Realty, Sr. Notes	5.88	8/15/12	2,210,000	2,257,124
EOP Operating, Sr. Notes	7.00	7/15/11	1,090,000	1,154,999
ERP Operating, Notes	5.13	3/15/16	615,000	595,188
ERP Operating, Notes	5.25	9/15/14	150,000	147,621
ERP Operating, Unscd. Notes	5.38	8/1/16	255,000 e	251,327
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	550,000	549,471
Federal Realty Investment Trust, Notes	6.00	7/15/12	155,000	159,080
Healthcare Realty Trust, Sr. Notes	5.13	4/1/14	875,000	834,895
HRPT Properties Trust, Sr. Unscd. Notes	5.99	3/16/11	825,000 c	827,166
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	400,000	393,607
Mack-Cali Realty, Notes	5.25	1/15/12	675,000	664,865
Mack-Cali Realty, Bonds	5.80	1/15/16	690,000	692,631
National Retail Properties, Sr. Unscd. Notes	6.15	12/15/15	375,000	381,549
Regency Centers, Gtd. Notes	5.25	8/1/15	220,000	213,805
Simon Property Group, Notes	4.88	8/15/10	1,000,000	983,733
Simon Property Group, Unscd. Notes	5.75	5/1/12	200,000	203,112

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Socgen Real Estate, Bonds	7.64	12/29/49	1,590,000 c,d	1,624,551
				15,738,702
Residential Mortgage Pass-Through Ctfs.−4.7%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	7.03	4/25/36	216,744 c,d	217,015
Chaseflex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	686,845 c	686,764
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	936,178 c	927,893
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 c	1,618,199
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	517,195 c	515,808
Countrywide Alternative Loan Trust, Ser. 2005-J4, Cl. 2A1B	5.45	7/25/35	196,444 c	196,538
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	4,624,535	4,660,348
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.68	5/25/36	499,663 c	500,847
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.07	6/25/36	119,961 c	120,692
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25 Cl. 4A2	6.21	9/25/36	1,714,779 c	1,734,831
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000 c	757,288
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000 c	766,365
Residential Funding Mortgage Security I, Ser. 2004-S3, Cl. M1	4.75	3/25/19	1,202,678	1,162,155
Washington Mutual, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	1,025,000 c	1,007,925
				14,872,668
Retail−.1%				
CVS, Sr. Unscd. Notes	5.75	8/15/11	255,000	258,591

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Yum! Brands, Sr. Notes	6.25	4/15/16	240,000	247,905
				506,496
State/Government				
General Obligations–1.8%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	600,000	601,146
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	2,350,000	2,363,160
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.43	6/1/34	600,000 c	600,042
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	2,320,000	2,307,124
				5,871,472
Technology–.3%				
Freescale Semiconductor, Sr. Notes	6.88	7/15/11	210,000	222,075
Hewlett-Packard, Sr. Unscd. Notes	5.52	5/22/09	650,000 c	651,182
				873,257
Telecommunications–3.4%				
AT & T, Notes	5.50	5/15/08	450,000 c	450,486
AT & T, Sr. Notes	7.30	11/15/11	740,000	802,933
Deutsche Telekom International Finance, Gtd. Bonds	8.25	6/15/30	655,000	802,518
France Telecom, Notes	8.50	3/1/31	615,000	804,800
KPN, Sr. Unsub. Bonds	8.38	10/1/30	1,435,000	1,649,660
New Cingular Wireless Services, Sr. Notes	8.75	3/1/31	440,000	564,120
Nextel Communications, Sr. Notes, Ser. F	5.95	3/15/14	500,000	489,760

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)					
Nextel Partners, Sr. Notes		8.13	7/1/11	410,000	432,550
Nordic Telephone Holdings, Sr. Notes	EUR	8.25	5/1/16	285,000 d,f	392,128
Sprint Capital, Gtd. Notes		8.75	3/15/32	1,485,000	1,816,136
Telefonica Emisiones, Gtd. Notes		5.98	6/20/11	625,000	637,499
Verizon Global Funding, Sr. Notes		5.54	8/15/07	550,000 c	550,534
Verizon Global Funding, Sr. Notes		5.85	9/15/35	300,000	283,600
Verizon Global Funding, Notes		7.75	6/15/32	245,000	281,585
Windstream, Sr. Notes		8.13	8/1/13	595,000 d	634,419
Windstream, Sr. Notes		8.63	8/1/16	190,000 d	204,250
					10,796,978
Textiles & Apparel—.2%					
Mohawk Industries, Sr. Unscd. Notes		5.75	1/15/11	700,000	**697,703**
Transportation—.2%					
Ryder System, Notes		5.00	6/15/12	575,000	**554,032**
U.S. Government Agencies—.2%					
Small Business Administration Participation Ctfs., Gov't Gtd. Ctfs., Ser. 97-J		6.55	10/1/17	580,753	**598,621**
U.S. Government Agencies/ Mortgage-Backed—41.1%					
Federal Home Loan Mortgage Corp.: 3.50%, 9/1/10				301,720	287,859
Multiclass Mortgage Participation Ctfs., REMIC, Ser. 2586, Cl. WE, 4.00%, 12/15/32				2,722,892	2,535,839

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued)		
REMIC, Gtd. Multiclass Mortgage Participation Ctfs., Ser. 51, Cl. E, 10.00%, 7/15/20	374,554	373,726
Multiclass Mortgage Participation Ctfs. REMIC (Interest Only), Ser. 2750, Cl. IK, 5.00%, 5/15/26	4,617,400 g	697,762
Federal National Mortgage Association:		
4.50%	9,200,000 h	8,878,000
5.00%	29,780,000 h	28,993,084
5.50%	33,510,000 h	33,250,676
6.00%	21,495,000 h	21,723,157
4.00%, 5/1/10	1,671,880	1,617,009
5.50%, 9/1/34	737,107	727,827
6.00%, 1/1/19−4/1/33	1,853,269	1,880,246
8.00%, 12/1/25	44,545	47,037
REMIC Trust, Gtd. Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34	2,311,271	2,298,490
REMIC Trust, Gtd. Pass-Through Ctfs., Ser. 1988-16, Cl. B, 9.50%, 6/25/18	179,237	194,630
Government National Mortgage Association I:		
5.50%, 4/15/33	5,252,369	5,224,426
7.00%, 6/15/08	2,601	2,617
6.86%, 10/15/06	12,672,165	12,458,944
9.50%, 11/15/17	453,684	484,875
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,399,728	1,354,436
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	885,055	861,193
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	174,825	171,027
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,721,172	1,682,337

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,229,026	1,201,725
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,175,000	1,153,039
Ser. 2006-55, Cl. A, 4.43%, 1/16/30	1,460,000 i	1,423,956
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,028,450	1,011,168
		130,535,085
U.S. Government Securities—13.6%		
U.S. Treasury Bonds, 4.50%, 2/15/36	12,925,000 i	12,388,819
U.S. Treasury Inflation Protected:		
Securities, 2.00%, 1/15/16	3,244,758 j	3,170,755
Securities, 3.00%, 7/15/12	9,806,181 j	10,180,128
U.S. Treasury Notes:		
2.50%, 9/30/06	225,000 k	225,000
3.00%, 12/31/06	750,000 e	746,397
3.63%, 4/30/07	255,000 e	253,067
4.63%, 8/31/11	280,000 e	280,394
4.88%, 8/15/16	3,855,000 e,i	3,929,089
5.13%, 6/30/08	11,075,000 e	11,149,413
5.13%, 5/15/16	745,000 e	773,054
		43,096,116
Total Bonds and Notes (cost $415,451,322)		**412,268,583**

Option—.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Option		
3-Month Capped USD Libor-BBA Interest Rate, June 2007 @ 5.75 (cost $62,370)	63,000,000	**4,311**

Short-Term Investment—1.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental;				
Egyptian Treasury Bill, Notes (cost $3,252,876)	9.06	3/15/07	3,250,000 d,l	**3,257,963**

Other Investment—2.4%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $7,494,000)
	7,494,000 ᵐ	**7,494,000**

Investment of Cash Collateral for Securities Loaned—9.0%		
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Fund
  (cost $28,596,049)
	28,596,049 ᵐ	**28,596,049**

Total Investments (cost $454,856,605)	**142.3%**	**451,620,906**
Liabilities, Less Cash and Receivables	**(42.3%)**	**(134,192,373)**
Net Assets	**100.0%**	**317,428,533**

ᵃ *Non-income producing—security in default.*
ᵇ *The value of this security has been determined in good faith under the direction of the Board of Directors.*
ᶜ *Variable rate security—interest rate subject to periodic change.*
ᵈ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $40,014,645 or 12.6% of net assets.*
ᵉ *All or a portion of these securities are on loan. At September 30, 2006, the total market value of the fund's securities on loan is $27,603,138 and the total market value of the collateral held by the fund is $28,596,049.*
ᶠ *Principal amount stated in U.S. Dollars unless otherwise noted.*
    BRL—Brazilian Real EUR—Euro MXN—Mexican New Peso PLN—Polish Zloty
ᵍ *Notional face amount shown.*
ʰ *Purchased on a forward commitment basis.*
ⁱ *Purchased on a delayed delivery basis.*
ʲ *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
ᵏ *All or partially held by a broker as collateral for open financial futures positions.*
ˡ *Credit linked notes.*
ᵐ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	54.9	Foreign/Governmental	3.6
Corporate Bonds	40.9	State/Government General Obligations	1.8
Asset/Mortgage-Backed	28.7	Forward Currency Exchange	
Short-Term/Money		Contracts/Futures/Options/Swaps	(.2)
Market Investments	12.4		**142.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	195	20,575,547	December 2006	134,181
U.S. Treasury 2 Year Notes	93	19,018,500	December 2006	39,234
Financial Futures Short				
U.S. Treasury 10 Year Notes	168	(18,154,500)	December 2006	(136,469)
U.S. Treasury 30 Year Bonds	126	(14,163,188)	December 2006	(253,969)
				(217,023)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $27,603,138)–Note 1(c):		
Unaffiliated issuers	418,766,556	415,530,857
Affiliated issuers	36,090,049	36,090,049
Cash		62,464
Cash denominated in foreign currencies	206	203
Dividends and interest receivable		3,613,378
Unrealized appreciation on swaps contracts–Note 4		134,377
Receivable for shares of Common Stock subscribed		45,223
Unrealized appreciation on forward currency exchange contracts–Note 4		9,191
Prepaid expenses		28,039
		455,513,781
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		211,177
Payable for investment securities purchased		108,287,621
Liability for securities on loan–Note 1(c)		28,596,049
Unrealized depreciation on swap contracts–Note 4		442,514
Payable for shares of Common Stock redeemed		420,805
Swap past due payable		2,106
Payable for futures variation margin–Note 4		797
Unrealized depreciation on forward currency exchange contracts–Note 4		638
Accrued expenses		123,541
		138,085,248
Net Assets ($)		**317,428,533**
Composition of Net Assets ($):		
Paid-in capital		357,949,240
Accumulated undistributed investment income–net		3,593,012
Accumulated net realized gain (loss) on investments		(40,386,093)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options and swap transactions [including ($217,023) net unrealized (depreciation) on financial futures]		(3,727,626)
Net Assets ($)		**317,428,533**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		23,523,998
Net Asset Value, offering and redemption price per share ($)		**13.49**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	8,545,080
Cash dividends;	
Affiliated issuers	96,109
Income from securities lending	8,938
Total Income	**8,650,127**
Expenses:	
Management fee—Note 3(a)	1,049,819
Shareholder servicing costs—Note 3(b)	395,530
Professional fees	37,121
Directors' fees and expenses—Note 3(c)	30,406
Custodian fees—Note 3(b)	24,587
Prospectus and shareholders' reports	15,404
Registration fees	14,408
Miscellaneous	26,744
Total Expenses	**1,594,019**
Less—reduction in management fee due to undertaking—Note 3(a)	(121,436)
Less—reduction in custody fees due to earnings credits—Note 1(c)	(12,560)
Net Expenses	**1,460,023**
Investment Income—Net	**7,190,104**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(2,104,409)
Net realized gain (loss) on forward currency exchange contracts	14,353
Net realized gain (loss) on fincancial futures	44,385
Net realized gain (loss) on options transactions	(38,466)
Net realized gain (loss) on swap transactions	473,511
Net Realized Gain (Loss)	**(1,610,626)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($484,117) net unrealized deprecitation on financial futures]	5,235,941
Net Realized and Unrealized Gain (Loss) on Investments	**3,625,315**
Net Increase in Net Assets Resulting from Operations	**10,815,419**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31, 2006
Operations ($):		
Investment income—net	7,190,104	13,569,028
Net realized gain (loss) on investments	(1,610,626)	(1,005,583)
Net unrealized appreciation (depreciation) on investments	5,235,941	(3,525,476)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,815,419**	**9,037,969**
Dividends to Shareholders from ($):		
Investment income—net	**(7,461,278)**	**(17,484,365)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	6,563,240	24,627,689
Dividends reinvested	6,590,244	15,462,472
Cost of shares redeemed	(37,162,247)	(79,625,020)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(24,008,763)**	**(39,534,859)**
Total Increase (Decrease) in Net Assets	**(20,654,622)**	**(47,981,255)**
Net Assets ($):		
Beginning of Period	338,083,155	386,064,410
End of Period	**317,428,533**	**338,083,155**
Undistributed investment income—net	3,593,012	3,864,186
Capital Share Transactions (Shares):		
Shares sold	494,653	1,798,349
Shares issued for dividends reinvested	497,980	1,132,772
Shares redeemed	(2,802,115)	(5,830,650)
Net Increase (Decrease) in Shares Outstanding	**(1,809,482)**	**(2,899,529)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	13.35	13.67	14.14	14.12	13.47	14.10
Investment Operations:						
Investment income—net[b]	.30	.50	.47	.44	.63	.81
Net realized and unrealized gain (loss) on investments	.15	(.17)	(.35)	.11	.71	(.56)
Total from Investment Operations	.45	.33	.12	.55	1.34	.25
Distributions:						
Dividends from investment income—net	(.31)	(.65)	(.59)	(.53)	(.69)	(.88)
Net asset value, end of period	13.49	13.35	13.67	14.14	14.12	13.47
Total Return (%)	3.41[c]	2.39	.89	4.01	10.30	1.68
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.98[d]	.92	.93	.93	.93	.93
Ratio of net expenses to average net assets	.90[d]	.82	.91	.93	.93	.93
Ratio of net investment income to average net assets	4.45[d]	3.66	3.42	3.09	4.56	5.87
Portfolio Turnover Rate	213.82[c,e]	444.62[e]	648.92[e]	803.93[e]	636.05	533.95
Net Assets, end of period ($ x 1,000)	317,429	338,083	386,064	509,354	606,960	573,241

[a] As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.04% to 3.09%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended September 30, 2006, March 31, 2006, March 31, 2005 and March 31, 2004 were 96.27%, 244.67%, 585.91% and 655.66%, respectively.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus A Bonds Plus, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that por-tion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and matu-rities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unreal-ized gain or loss on investments.

(c) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On September 29, 2006, the Board of Directors declared a cash dividend of $.053 per share from undistributed investment income-net, payable on October 2, 2006 (ex-dividend date), to shareholders of record as of the close of business on September 29, 2006.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in

Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

The fund has an unused capital loss carryover of $35,498,343 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $13,098,116 of the carryover expires in fiscal 2008, $10,726,778 expires in fiscal 2010, $2,321,537 expires in fiscal 2011, $8,440,328 expires in fiscal 2013 and $911,584 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2006 was as follows: ordinary income $17,484,365. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended September 30, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .65% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage commissions and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear, the amount of such excess expense. The Manager had undertaken from April 1, 2005 through June 30, 2006 to waive receipt of .10% of the value of the fund's average daily net assets and has agreed to waive .05% of the value of the fund's average daily net assets from July 1, 2006 through June 30, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $121,436 during the period ended September 30, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2006, the fund was charged $119,630 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $88,826 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2006, the fund was charged $24,587 pursuant to the custody agreement.

During the period ended September 30, 2006, the fund was charged $2,274 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $169,523, shareholder services plan fees $3,000, custodian fees $4,420, chief compliance officer fees $2,274 and transfer agency per account fees $45,000, which are offset against an expense reimbursement currently in effect in the amount of $13,040.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended September 30, 2006, amounted to $890,079,434 and $921,208,155, of which $489,332,694 in purchases and $489,548,317 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended September 30, 2006:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding March 31, 2006	40,650,000	83,270		
Contracts written	380,190,000	123,756		
Contracts terminated:				
Contracts closed	32,255,000	122,469	341,860	(219,391)
Contracts expired	388,585,000	84,557	–	84,557
Total contracts terminated	420,840,000	207,026	341,860	(134,834)
Contracts outstanding September 30, 2006	**–**	**–**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at September 30, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Euro, expiring 12/20/2006	290,000	368,532	369,170	(638)
Polish Zloty, expiring 12/20/2006	9,910,000	3,181,406	3,172,215	9,191
Total				**8,553**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at September 30, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
737,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.16)	9/20/2015	4,864
213,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	1,553
1,570,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.19)	9/20/2015	7,118
6,300,000	Cox Communications, 6.8%, 8/1/2028	Deutsche Bank	(.30)	9/20/2009	(9,095)
6,300,000	Cox Communications, 6.8%, 8/1/2028	Deutsche Bank	.57	9/20/2011	16,272
248,000	Republic of Equator, 10%, 8/15/2030	Morgan Stanley	(3.75)	9/20/2011	11,201
425,000	Kaupthing Bank, 5.55%, 12/1/2009	Deutsche Bank	.65	9/20/2007	1,509
1,750,000	Kaupthing Bank, 5.55%, 12/1/2009	Deutsche Bank	.52	9/20/2007	3,966
322,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.19)	12/20/2011	(304)
80,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.37)	12/20/2016	(320)
170,000	Kimberly Clark, 6.875%, 2/15/2014	Morgan Stanley	(.37)	12/20/2016	(678)
2,730,000	Koninklijke KPN N.V., 8%, 10/1/2010	J.P. Morgan Chase Bank	(.86)	12/20/2010	(40,086)
1,810,000	Koninklijke KPN N.V., 8%, 10/1/2010	Deutsche Bank	(.85)	12/20/2010	(25,889)
1,500,000	Kingdom Of Thailand, 7.75%, 4/15/2007	J.P. Morgan Chase Bank	(.53)	9/20/2011	(7,220)
1,580,000	Telekom Finanzmanagement, 5%, 7/22/2013	Deutsche Bank	(.60)	9/20/2013	2,023
1,010,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.72)	6/20/2016	(19,137)
1,300,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.46)	6/20/2016	(13,178)
580,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.45)	6/20/2011	(5,633)
1,760,000	VF, 8.5%, 10/1/2010	UBS Warburg	(.45)	6/20/2011	(17,093)
975,000	Verizon Global Funding, 7.25%, 12/01/2010	Citigroup	(1.08)	9/20/2016	3,576

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
590,000	Verizon Global Funding, 7.25%, 12/01/2010	Citigroup	(1.11)	9/20/2016	840
1,580,000	Wolters Kluwer, 5.125%, 1/27/2014	Deutsche Bank	(.72)	9/20/2013	(11,151)
1,340,000	Dow Jones CDX.NA.IG.4	Morgan Stanley	(.69)	6/20/2010	(28,540)
1,350,000	Dow Jones CDX.NA.IG.4	Citigroup	(.69)	6/20/2010	(28,753)
Total					**(154,155)**

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at September 30, 2006:

Notional Amount	Reference Entity/Currency	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
1,791,000,000	JPY-6 Month LIBOR BBA	J.P. Morgan Chase Bank	.88	5/11/2008	81,455
7,263,000	USD-3 Month LIBOR BBA	Merrill Lynch	4.17	5/13/2008	(235,437)
Total					**(153,982)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At September 30, 2006, accumulated net unrealized depreciation on investments was $3,235,699, consisting of $2,265,014 gross unrealized appreciation and $5,500,713 gross unrealized depreciation.

At September 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PROXY RESULTS (Unaudited)

Dreyfus A Bonds Plus, Inc. held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	14,373,051	416,259
Joseph S. DiMartino	14,467,669	321,641
David P. Feldman	14,379,039	410,271
Ehud Houminer†	14,482,838	306,472
Gloria Messinger†	14,468,383	320,927
Anne Wexler†	14,337,373	451,937

† *Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.*
In addition to James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on June 7 and 8, 2006, the Board considered the re-approval for an annual period (through July 31, 2007) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, front-end load and no-load A-rated corporate debt funds (the "Performance Group") and to a larger universe of funds, consisting of

all retail, front-end load and no-load A-rated corporate debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the yield and total return comparisons for various periods ended April 30, 2006. The Board members noted that the fund's current portfolio manager assumed that role in January 2005. The Board noted that the fund's yield for one-year periods ended April 30th for 1997 – 2006 and the fund's total returns measured over this period variously was above or below the medians of the Performance Group and the Performance Universe for all periods. The Board noted that the yield during the two most recent annual periods and the one- and two-year total return performance (which included the period for which the current portfolio manager has managed the fund) was above the medians of the Performance Group and Performance Universe for these periods. Dreyfus also provided a comparison of the fund's calendar year total returns to the returns of its benchmark index.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of advisory fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was higher than its Expense Group and Expense Universe medians, and that its expense ratio was lower that the Expense Group and Expense Universe medians. The Board noted Dreyfus' current undertaking to waive or reimburse certain fees and expenses. Following discussions with representatives of Dreyfus, the Board determined to partially reduce the amount of Dreyfus' current undertaking to waive or reimburse certain fees and expenses, noting that such a reduction would not change the fund's total return top quintile ranking in the fund's Performance Group presented to the Board.

There were no other mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies and included within the fund's Lipper category and no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's yield, and was satisfied with the yield during the two most recent annual periods and the one- and two-year total return performance, which included the period from January 2005 when the current portfolio manager began managing the fund.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus' reduced undertaking to waive or reimburse certain fess and expenses, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus A Bonds Plus, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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